UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 25 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 February, 2014 it purchased for cancellation 852,613 "B" Shares at a price of 2349.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,449,988,912

Release Date 26 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 February, 2014 it purchased for cancellation 693,963 "B" Shares at a price of 2349.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,449,294,949

Release Date 27 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 February, 2014 it purchased for cancellation 900,000 "B" Shares at a price of 2332.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,448,394,949

Release Date 28 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 February, 2014 it purchased for cancellation 729,924 "B" Shares at a price of 2336.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,447,665,025

Release Date 3 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 March, 2014 it purchased for cancellation 990,000 "B" Shares at a price of 2308.72 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,446,675,025

Release Date 4 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 March, 2014 it purchased for cancellation 634,274 "B" Shares at a price of 2338.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,446,040,751

Release Date 5 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 March, 2014 it purchased for cancellation 700,000 "B" Shares at a price of 2340.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,445,340,751

Release Date 6 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 March, 2014 it purchased for cancellation 990,000 "B" Shares at a price of 2327.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,444,350,751

Release Date 7 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 March, 2014 it purchased for cancellation 940,215 "B" Shares at a price of 2324.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,443,410,536

Release Date 10 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 March, 2014 it purchased for cancellation 727,928 "B" Shares at a price of 2338.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,442,682,608

Release Date 11 March 2014
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 March, 2014 it purchased for cancellation 571,994 "B" Shares at a price of 2339.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,442,110,614

Release Date 12 March 2014

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 March, 2014 it purchased for cancellation 750,000 "B" Shares at a price of 2327.39 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,441,360,614

Release Date 13 March 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 March, 2014 it purchased for cancellation 950,000 "B" Shares at a price of 2316.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614

Release Date 22 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2371.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,313,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 23 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2357.27 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,663,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 27 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2351.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,013,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 28 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2350.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,933,363,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 29 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2363.76 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,932,713,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 30 May 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 May, 2014 it purchased for cancellation 650,000 "A" Shares at a price of 2352.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,932,063,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.
Release Date 2 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 June, 2014 it purchased for cancellation 400,000 "A" Shares at a price of 2355.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,931,663,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 3 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 June, 2014 it purchased for cancellation 500,000 "A" Shares at a price of 2364.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,931,163,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 4 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 June, 2014 it purchased for cancellation 450,000 "A" Shares at a price of 2348.16 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,930,713,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 5 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 June, 2014 it purchased for cancellation 480,000 "A" Shares at a price of 2340.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,930,233,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 9 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 June, 2014 it purchased for cancellation 500,000 "A" Shares at a price of 2366.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,929,733,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 10 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 June, 2014 it purchased for cancellation 450,000 "A" Shares at a price of 2357.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,929,283,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 12 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 June, 2014 it purchased for cancellation 450,000 "A" Shares at a price of 2365.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,928,833,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 13 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 June, 2014 it purchased for cancellation 425,000 "A" Shares at a price of 2380.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,928,408,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 16 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 June, 2014 it purchased for cancellation 475,000 "A" Shares at a price of 2383.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,933,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 17 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 June, 2014 it purchased for cancellation 450,000 "A" Shares at a price of 2375.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,483,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 18 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 June, 2014 it purchased for cancellation 60,000 "A" Shares at a price of 2392.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,423,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 25 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 June, 2014 it purchased for cancellation 80,000 "A" Shares at a price of 2400.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,343,216 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 26 June 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 June, 2014 it purchased for cancellation 846,873 "A" Shares at a price of 2397.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,953,113,098 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 4 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 July, 2014 it purchased for cancellation 10,000 "A" Shares at a price of 2397.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,953,103,098 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 7 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 July, 2014 it purchased for cancellation 217,849 "A" Shares at a price of 2396.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,952,885,249 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 8 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 July, 2014 it purchased for cancellation 450,000 "A" Shares at a price of 2396.11 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,952,435,249 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 9 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 July, 2014 it purchased for cancellation 430,000 "A" Shares at a price of 2389.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,952,005,249 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.
Release Date 10 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 July, 2014 it purchased for cancellation 540,000 "A" Shares at a price of 2379.31 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,951,465,249 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 11 July 2014	By:	/s/M.Edwards
	Name:	M.Edwards
	Title:	Deputy Company Secretary